Exhibit 2.2

EXECUTION VERSION

ADDENDUM TO SHARE SALE AND PURCHASE AGREEMENT

This addendum (the “Addendum”) to share sale and purchase agreement entered into between the Parties (as defined below) on December 2, 2015 (the “Agreement”) has been made on March 1, 2016 by and among:

1.	Altor Fund II GP Limited, a company duly incorporated and organized under the laws of Jersey, having its principal office at 11-15 Seaton Place, St Helier, Jersey JE4 0QH Channel Islands, as general partner of Altor Fund II (No. 1) Limited Partnership, Altor Fund II (No. 2) Limited Partnership, Altor Fund II (No. 3) Limited Partnership and as investment manager to Altor Fund II (No. 4) Limited (“Altor”);

2.	Åkers Holding AB, a company limited by shares incorporated in Sweden under company registration number 556754-1585 having its principal office at 647 83 Åkers Styckebruk, Sweden (“Seller”);

3.	Ampco-Pittsburgh Corporation, a Pennsylvania corporation, having its principal office at 726 Bell Avenue, Suite 301, P.O. Box 457, Carnegie, PA 15106, USA, or any of its Affiliates it may designate (“Ampco” or “Buyer”); and

4.	Ampco UES Sub, Inc., a Delaware corporation, having its principal office at 103 Foulk Road, Suite 202, Wilmington, Delaware 19803, USA (“US Buyer”).

Buyer and the US Buyer are below jointly referred to as Buyers. Buyers, Altor and Seller are jointly referred to as the “Parties”.

1.	Background

1.1	The Parties wish to make the following amendments to the Agreement pursuant to Clause 21.2 of the Agreement.

1.2	All capitalized terms used and not defined in this Addendum have the meanings given to them in the Agreement. References to Clauses shall mean Clauses in the Agreement save where otherwise stated herein.

2.	Additions to the Definition of “Excluded Loss”

2.1	A new Schedule 2.1(i) in the form of the attached Schedule 2.1(i) shall be inserted in the Agreement.

2.2	A new Schedule 2.1(j) in the form of the attached Schedule 2.1(j) shall be inserted in the Agreement.

2.3	A new Schedule 2.1(k) in the form of the attached Schedule 2.1(k) shall be inserted in the Agreement.

2.4	The following provisions shall be added as new sub-paragraphs (j), (k) and (l) to the definition of “Excluded Loss” in Clause 2.1 of the Agreement:

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(j) the aggregate net Loss (without regard to the exclusions set forth in the definition of “Loss”) of Ampco and each of its Affiliates in connection with the production or supply of rolls to ÅAB in relation to rolls formerly produced at the Åkers France Thionville facility, as agreed to be supplied by Ampco or any of its Affiliates between and including December 2, 2015 and the Closing Date, as set out in Schedule 2.1(i), calculated as Ampco’s and/or its Affiliates’ direct variable costs for producing such rolls (including direct material costs (e.g. scrap, alloys, purchase price for blanks, inbound transportation costs), estimated warranty claim costs in line with current levels of actual warranty claim costs for similar products produced by Ampco and/or its Affiliates, direct energy, direct wages, direct consumables and packaging, and outbound transportation costs) reduced by the direct gross margin of ÅAB for such rolls (ÅAB’s sales price minus (i) ÅAB’s direct costs minus (ii) ÅAB’s purchase price from Ampco and/or its Affiliates), such net Loss to be determined by Ampco and delivered with any supporting calculations to Seller and Altor, up to an aggregate net Loss of USD 2,250,000, provided that Ampco and its Affiliates shall use their commercially reasonable efforts to minimize such costs, including, without limitation, in relation to the choice of any subcontractor or supplier. After such delivery Seller and Altor shall have 10 Business Days to review and evaluate in good faith such net Loss calculations and notify Ampco in writing of any objections. The Parties shall negotiate in good faith to resolve any disputes regarding such net Loss calculations for up to 10 Business Days following Ampco’s receipt of such objections. Any disputes not resolved by the Parties within 10 Business Days will be resolved by the Reporting Accountants substantially in accordance with the procedures set out in paragraphs 3.2-3.10 of Schedule 2.1(c) applied mutatis mutandis; (k) the Encumbrances filed against certain Acquired Companies in favor of the Commonwealth of Pennsylvania Department of Revenue as listed on Schedule 2.1(j), together with any reasonable expenses incurred by the Buyers or any Acquired Company relating to any such Encumbrances; or (l) in furtherance and not in limitation of sub-paragraphs (c) and (d) of this definition of “Excluded Loss”, the matters listed on Schedule 2.1(k).

3.	Amendments to Clause 7.3

In the event that Closing occurs on or before March 11, 2016, the following provisions shall be added as Clause 7.3.1(l) of the Agreement:

deliver to Buyers a certificate, dated the Closing Date, signed by each of Altor and Seller, certifying that there has been no Leakage from (and excluding) the Locked-Box Date up to (and including) Closing.

4.	Amendments to Clauses 4.2.1 and 4.2.7 and Clause 2 of Part I of Schedule 2.1(c)

With respect to the Closing Statement, the Parties have agreed, provided that Closing occurs on or before March 11, 2016, to amend Clause 4.2.1 and Clauses 2.2 and 2.3

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of Part I of Schedule 2.1(c) of the Agreement so that the Closing Statement shall be drawn up and prepared as at the close of business on February 29, 2016 instead of as at the close of business on the Closing Date. Accordingly, in the event Closing occurs on or before March 11, 2016, the reference to “Closing Date” in Clauses 4.2.1 and 4.2.7 and Clauses 2.2 and 2.3 of Part I of Schedule 2.1(c) of the Agreement shall be understood as referring to the Locked-Box Date and the text “four (4) Business Days prior to” in Clause 4.2.7 shall be deleted.

5.	Amendments to Clause 4.2.3

Clause 4.2.3(b) of the Agreement shall be replaced in its entirety as follows:

plus the Estimated Cash and any additional Cash provided to any Acquired Company by Seller, Altor and/or SHB or any of their Affiliates by way of equity injection, capital contribution and/or other funding after the Locked-Box Date.

6.	Amendments to Clause 6

6.1	In the event that Closing occurs on or before March 11, 2016, the following definitions shall be added to Clause 2.1 of the Agreement:

“Leakage” means (a) any dividend or distribution of profits or assets, or any payments in lieu of any dividend or distribution, paid or made, or any repurchase, or directors’ fees, charges or other compensation or in respect of redemption or return of share or loan capital paid, in each case by any Acquired Company to Seller or Altor or any of their respective Affiliates, (b) any payments made or agreed to be made by any Acquired Company to or for the benefit of Seller or Altor or any of their respective Affiliates, (c) the waiver or agreement to waive, by any Acquired Company, of any amount owed to that Acquired Company by Seller or Altor or any of their respective Affiliates, (d) any incentive payments, bonus or other payment of any nature payable in connection with the transactions contemplated hereunder, paid or made, or agreed to be paid or made in connection with the transactions contemplated hereunder, in each case by any Acquired Company to Seller, Altor or any of their respective Affiliates or to any employee, director, consultant, officer or non-executive director of any Acquired Company (including, without limitation, the Transaction Bonus), (e) any liability or obligation assumed or indemnity incurred (or agreed to be assumed or incurred) by any Acquired Company, in favour of Seller, Altor or any of their respective Affiliates, and (f) any Unpaid Transaction Expenses (including for the avoidance doubt director’s fees paid to Anders Ullberg and Martin Ivert as a result of them resigning at Closing), in each case paid after the close of business on the Locked-Box Date and on or prior to the close of business on the Closing Date, but does not include any Permitted Leakage and, for the purposes of this definition, reference to Seller, Altor or any employee, director, consultant, officer or non-executive director of any Acquired Company shall include any nominee, trustee or agent or any other person receiving monies or any benefit on behalf of any such person or on whose behalf any obligation, or liability is assumed or indemnity is incurred.

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“Locked-Box Date” means February 29, 2016.

“Permitted Leakage” means (i) any payments expressly provided for under the terms of this Agreement, (ii) any directors’ fees (including expenses) and/or consultancy fees payable or paid to any employee, director, consultant, an officer or non-executive director of any Acquired Company in the ordinary course of business pursuant to their current employment, directors and/or consulting agreements with any Acquired Company, (iii) except for payments set forth in (d) of the definition of Leakage, the salaries and other remuneration (including expenses) and bonuses, emoluments and other entitlements which are consistent with historical practice and are payable or paid to any employee, director, consultant, officer or non-executive director of any Acquired Company in the ordinary course of business in accordance with their current employment agreements with any Acquired Company, (iv) notwithstanding items (d) and (f) of the definition of “Leakage” and item (iii) of this definition, any payments of Unpaid Transaction Expenses (including any Transaction Bonuses) that has been deducted from the Bank Pay-Off Amount pursuant to Clause 4.2.3(c), or (v) any payment made or liability, cost or expense incurred in connection with any matter undertaken at the written request of, or with the prior written consent of, Buyers, and provided any Buyer has agreed in such written request or consent that the undertaking is a Permitted Leakage.

6.2	In the event that Closing occurs on or before March 11,2016, the following provisions shall be added to Clause 6 of the Agreement:

6.9	No leakage

6.9.1	Each of Seller and Altor jointly and severally covenants and undertakes to Buyers that it shall procure that no Leakage shall occur in the period from (and excluding) the Locked-Box Date up to (and including) Closing.

6.9.2	In the event of any Leakage from, but excluding, the Locked-Box Date to, and including, the Closing Date, Seller and Altor shall, within five (5) Business Days following written demand by the Buyers, on a dollar-for-dollar basis, pay to Buyers (or any Acquired Company as Buyers direct) an amount in cash equal to (i) the value or amount of the Leakage received by or given for the benefit of Seller and/or Altor (or any of their respective Affiliates) or any nominee or agent or any other person receiving any Leakage on behalf of any of the foregoing and (ii) any other reasonable expenses incurred by the Buyers or any Acquired Company as a result of the Buyers enforcing their rights under this Clause 6.9.

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6.9.3	All sums payable by Seller and/or Altor pursuant to this Clause 6.9 shall not be subject to any limitations (including the limitations set forth in Clause 17.1) except Clause 13.2.1.5 and shall be paid free and clear of all deductions or withholdings (including Tax) unless the deduction or withholding is required by law, in which event or in the event that a Buyer or the relevant Acquired Company shall incur any liability for Tax chargeable or assessable in respect of any payment pursuant to this Clause 6.9, Seller and/or Altor shall at the same time pay such additional amounts as shall be required to ensure that the net amount received and retained by the relevant Buyer or the relevant Acquired Company (after Tax) will equal the full amount which would have been received and retained by it had no such deduction or withholding been made and/or no such liability to Tax been incurred.

6.9.4	For the purposes of calculating the value or amount of the Leakage received by or given for the benefit of the Seller and/or Altor (or any of their respective Affiliates) referred to in Clause 6.9.2, the value or amount of the Leakage shall be converted to USD using the applicable Exchange Rate of the date or dates on which the Leakage was received by the Seller and/or Altor (or any of their respective Affiliates).

6.9.5	Seller and Altor jointly and severally undertake to Buyers to notify Buyers in writing as soon as reasonably practicable after becoming aware of any receipt of the benefit of Leakage by Seller, Altor or any of their respective Affiliates or any nominee or agent of the foregoing.

6.3	The following provision shall be added to Clause 6 of the Agreement:

6.10	Certain Encumbrances

Promptly following the Closing, Seller and Altor shall, jointly and severally at their own expense, take all actions reasonably necessary to clear, remove, and satisfy the Encumbrances listed on Schedule 2.1(j), subject to Ampco, its Affiliates and the Acquired Companies providing, at Seller’s and Altor’s expense, any assistance reasonably requested by Seller and/or Altor in relation thereto and taking into account that neither Seller nor Altor will be able to exercise any control over the Acquired Companies after Closing.

7.	Amendments to Clause 13.2

In the event that Closing occurs on or before March 11, 2016, the following provision shall be added to Clause 13.2 of the Agreement:

13.2.1.5 Any claim by a Buyer under Clause 6.9.2 for any Leakage from, but excluding, the Locked-Box Date to, and including, the Closing Date, may be made until three (3) years after the Closing Date or, in the event that Altor Fund II is extended, the last Business Day of such extension.

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8.	Miscellaneous

8.1	Except as expressly modified by this Addendum, all terms and provisions of the Agreement shall remain in full force and effect and are hereby ratified and con-firmed in respect by the Parties as if herein set forth in their entirety. All references in the Agreement to “this Agreement”, “hereof”, “hereby”, “hereto”, and the like shall, upon execution and delivery of this Addendum, mean the Agreement as hereby amended and supplemented by this Addendum.

8.2	This Addendum shall form an integral part of the Agreement and thus Clause 22 of the Agreement shall apply to this Addendum.

[(Signature page follows)]

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The Addendum has been executed in four copies, of which each Party has taken one.

Place:

Date:

ÅKERS HOLDING AB

By:	/s/ Ulf Johansson
Authorized Person and Attorney-in-Fact for Åkers Holding AB

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Place:

Date:

ALTOR FUND II GP LIMITED as general partner of Altor Fund II (No. 1) Limited Partnership, Altor Fund II (No. 2) Limited Partnership, Altor Fund II (No. 3) Limited Partnership and as investment manager to Altor Fund II (No. 4) Limited

By:	/s/ Ulf Johansson
Authorized Person and Attorney-in-Fact for Altor Fund II GP Limited

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Place: Pittsburgh, Pennsylvania, USA

Date: March 1, 2016

AMPCO-PITTSBURGH CORPORATION

By:	/s/ John S. Stanik
John S. Stanik

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Place: Pittsburgh, Pennsylvania, USA

Date: March 1, 2016

AMPCO UES SUB, INC.

By:	/s/ John S. Stanik
John S. Stanik